SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                               DYNEX CAPITAL, INC.
                               (NAME OF APPLICANT)


                            4551 COX ROAD, SUITE 300
                           GLEN ALLEN, VIRGINIA 23060
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

--------------------------------------------------------------------------------


           Securities to be Issued Under the Indenture to be Qualified


Title of Class                     Amount
--------------                     ------

9.50% Senior Notes Due 2005        Up to a maximum aggregate principal amount
                                   of $30,000,000

--------------------------------------------------------------------------------

Approximate date of proposed public offering:

  As soon as practicable after the date of this Application for Qualification.


Name and address of agent for service:

                  Stephen J. Benedetti, Chief Financial Officer
                               DYNEX CAPITAL, INC.
                            4551 Cox Road, Suite 300
                           Glen Allen, Virginia 23060
                                 (804) 217-5800

                                    COPY TO:
                          Elizabeth R. Hughes, Esquire
                         VENABLE, BAETJER & HOWARD, LLP
                      8010 Towers Crescent Drive, Suite 300
                             Vienna, Virginia 22182
                                 (703) 760-1600

                                     GENERAL


1. General Information.

        a. Form of Organization: Corporation

        b. State under the laws of which organized: Virginia


2. Securities Act exemption applicable.

     This Form T-3 relates to the offer by Dynex Capital, Inc., a Virginia corporation ("Dynex" or the "Company") to exchange up to an aggregate of 492,425 shares of its Series A Preferred Stock, up to an aggregate 662,944 shares of its Series B Preferred Stock, and up to an aggregate 683,703 shares of its Series C Preferred Stock (or, in each case, such lesser number of shares as are properly tendered and not properly withdrawn), for cash, 9.50% Senior Notes, due February 28, 2005 (the "Senior Notes"), or a combination of cash and Senior Notes, in each instance, subject to the terms and conditions of the Offering Circular, dated January 8, 2003, which is incorporated by reference in Exhibit T3E(i) to this Form T-3.

     The issuance of the Senior Notes is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption provided by Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides for an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. There will not be any sales of securities of the same class as the Senior Notes (other than pursuant to the Offer) by the Company or by or through an underwriter at or about the same time as the transaction for which the exemption is claimed. No consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for customary payments to be made in respect of preparation, printing, and mailing of the Offering Circular in connection with the Offer and related documents and the engagement of MacKenzie Partners, Inc., as information agent for the Company, Wachovia Bank, N.A., as exchange agent for the Company and as trustee under the Indenture. No shareholder of the Company has made or will be requested to make any cash payment to the Company in connection with the Offer.



                                  AFFILIATIONS


3.  Affiliates.

The Company owns 100% of the capital stock each of the subsidiaries set forth below.

Issuer Holding Corp.
Dynex Securities Corporation
GLS Capital Services, Inc.
Dynex Commercial Services, Inc.
SMFC Funding Corporation

         See Item 4 for directors and executive officers of the Company, some of whom may be deemed to be affiliates of the Company by virtue of their position.



                             MANAGEMENT AND CONTROL


4.  Directors and Executive Officers

         The following persons are the directors and/or executive officers of Dynex as of December 31, 2002:

Name                                                          Position
--------------------------------------------------------------------------
J. Sidney Davenport                                           Director
Thomas H. Potts                                               Director
Barry S. Shein                                                Director
Donald B. Vaden                                               Director
Eric P. Von der Porten                                        Director
Leon A. Felman                                                Director
Barry Igdaloff                                                Director
Stephen J. Benedetti                                          Executive Officer

     The address of each director and executive officer listed above is, c/o Dynex Capital, Inc., 4551 Cox Road, Suite 300, Glen Allen, Virginia 23060.


5.  Principal Owners of Voting Securities.

     As of December 31, 2002, to the best of the Company's knowledge, no person beneficially owned more than 10% of its outstanding voting securities.


6. Underwriters.

        (a) not applicable

        (b) not applicable



                               CAPITAL SECURITIES


7.  Capitalization.

     Capitalization as of December 31, 2002.

        a.  Authorized Classes of Securities

Title of Class                 Amount Authorized            Amount Outstanding
--------------                 -----------------            ------------------

Common Stock                   100,000,000                  10,873, 903

Preferred Stock                50,000,000                   3,754,277*

* The outstanding Preferred Stock consists of the following:

                                            Amount Outstanding
                                            ------------------

Series A Convertible Preferred              992,038
Series B Convertible Preferred              1,378,707
Series C Convertible Preferred              1,383,532

        b.  Outline of Voting Rights

         Common Stock. Holders of shares of the Company's common stock are entitled to notice of, and to vote at, the Company's Annual Meeting. Each share of common stock outstanding is entitled to one vote for each of the directors to be elected by the holders of common stock at the Annual Meeting and one vote on each other matter presented to common stockholders.

         Preferred Stock. Holders of shares of the Company's Preferred Stock are currently entitled to notice of, and to vote at, the Company's Annual Meeting, voting as a single class, to elect two directors to the Company's Board of Directors. Pursuant to the Company's Articles of Incorporation, as amended, each share of Preferred Stock is entitled to one vote per $24.00 of stated liquidation preference. The stated liquidation preference of the Series A Preferred Stock is $24.00 per share, the stated liquidation preference of the Series B Preferred Stock is $24.50 per share, and the stated liquidation preference of the Series C Preferred Stock is $30.00 per share. Accordingly, holders of the Series A Preferred Stock are entitled to 1.000 vote per share, holders of the Series B Preferred Stock are entitled to 1.021 votes per share, and holders of Series C Preferred Stock are entitled to 1.250 votes per share. The holders of Preferred Stock may lose the right to elect directors to the Company's Board of Directors should the Company pay all dividends in arrears due holders of Preferred Stock. Holders of Preferred Stock are entitled to elect directors to the Company's Board of Directors when (i) dividends to holders of Preferred Stock are in arrears by six quarters, or (ii) the consolidated shareholders' equity of the Company falls below certain specified levels.



                              INDENTURE SECURITIES

8.  Analysis of Indenture provisions.

         The following discussion is a description of certain provisions of the Indenture to which this filing relates, as required by Section 305(a)(2) of the Trust Indenture Act of 1939, as amended (the "Act"). This discussion is qualified in its entirety by reference to the Indenture, a copy of which is filed as Exhibit T3C hereto.

        (a)  Events of Default: Withholding Notice

         An Event of Default is defined in the Indenture as being, among other things: default in payment of the principal on the Senior Notes when due, at maturity, upon redemption or otherwise, including failure by the Company to purchase the Senior Notes when required (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); default for 30 days in payment of any installment of interest on the Senior Notes; default by the Company for 90 days after notice in the observance or performance of any other covenants in the Indenture; failure to pay certain indebtedness for money borrowed under any mortgage, indenture, or instrument aggregating $25 million or more; final judgments or decrees entered into by a court of competent jurisdiction against the Company, which have not been vacated, discharged, satisfied or stayed pending appeal within 60 days of entry, involving liabilities of $40 million or more after deducting the portion of such liabilities accepted by an insurance company; or certain events involving bankruptcy, insolvency or reorganization of the Company. The Indenture provides that the trustee may withhold notice to the holders of Senior Notes of any default (except in payment of principal or interest with respect to the Senior Notes) if the trustee, in good faith, considers it in the interest of the holders of the Senior Notes to do so.

         The Senior Note Indenture provides that if an Event of Default (other than an Event of Default with respect to certain events, including bankruptcy, insolvency or reorganization of the Company) shall have occurred and be continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the Senior Notes then outstanding may declare the principal on the Senior Notes to be due and payable immediately, but if the Company shall pay or deposit with the trustee a sum sufficient to pay all matured installments of interest on all Senior Notes and the principal on all Senior Notes that have become due other than by acceleration and certain expenses and fees of the trustee and if all defaults (except the nonpayment of interest on and principal of any Senior Notes which shall have become due by acceleration) shall have been cured or waived and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of the Senior Notes then outstanding.

         The holders of a majority in aggregate principal amount of the Senior Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee, subject to certain limitations specified in the Indenture. The Indenture provides that, subject to the duty of the trustee following an Event of Default to act with the required standard of care, the trustee will not be under an obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless the trustee receives satisfactory indemnity against any associated costs, liability or expense.

        (b)  Authentication and Delivery

         Pursuant to the Indenture, the Trustee may appoint an authenticating agent that shall be authorized to act on its behalf and subject to its direction in the authentication and delivery of notes in connection with the original issuance thereof and transfers and exchanges of notes as fully to all intents and purposes as though the authenticating agent had been expressly authorized by this Indenture and those sections to authenticate and deliver notes. For all purposes of the Indenture, the authentication and delivery of notes by the authenticating agent shall be deemed to be authentication and delivery of such Senior Notes "by the Trustee" and a certificate of authentication executed on behalf of the Trustee by an authenticating agent shall be deemed to satisfy any requirement in the Indenture or in the notes for the Trustee's certificate of authentication. Such authenticating agent shall at all times be a person eligible to serve as Trustee.

         The Senior Notes will be issued in exchange for Preferred Stock pursuant to the Offer. Consequently, the Company will receive no proceeds from the issuance of the Senior Notes.

        (c)  The release of any property subject to the lien on the property.

     The Senior Notes are not secured by any assets of the Company.

        (d)  Satisfaction and Discharge of the Indenture

         The Senior Note Indenture will cease to be of further effect as to all outstanding Senior Notes (except as to (i) rights of the holders of Senior Notes to receive payments of principal and interest on, the Senior Notes, (ii) our right of optional redemption, (iii) rights of registration of transfer and exchange, (iv) substitution of apparently mutilated, defaced, destroyed, lost or stolen Senior Notes, (v) rights, obligations and immunities of the trustee under the Indenture and (vi) rights of the holders of Senior Notes as beneficiaries of the Indenture with respect to the property so deposited with the trustee payable to all or any of them) if (A) we will have paid or caused to be paid the principal and interest on the Senior Notes as and when the same will have become due and payable or (B) all outstanding Senior Notes (except lost, stolen or destroyed Senior Notes which have been replaced or paid) have been delivered to the trustee for cancellation or (C) (x) the Senior Notes not previously delivered to the trustee for cancellation will have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption under arrangements satisfactory to the trustee upon delivery of notice and (y) we will have irrevocably deposited with the trustee, as trust funds, cash, in an amount sufficient to pay principal of and interest on the outstanding Senior Notes, to maturity or redemption, as the case may be. Such trust may only be established if such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument pursuant to which we are a party or by which we are bound and we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions related to such defeasance have been complied with.

         The Senior Note Indenture will also cease to be in effect (except as described in clauses (i) through (vi) in the immediately preceding paragraph) and the indebtedness on all outstanding Senior Notes will be discharged on the 123rd day after the irrevocable deposit by the Company with the trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the Senior Notes, of cash, U.S. Government Obligations (as defined in the Indenture) or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee, to pay the principal and interest on the Senior Notes then outstanding in accordance with the terms of the Indenture and the Senior Notes ("legal defeasance"). Such legal defeasance may only be effected if (i) no Event of Default has occurred or is continuing, (ii) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound, (iii) the Company has delivered to the trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, based thereon, the holders of the Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge by the Company and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, (iv) the Company has delivered to the trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (v) the Company has delivered to the trustee an officers certificate and an opinion of counsel stating that all conditions related to the defeasance have been complied with. The Company may also be released from its obligations under the covenants contained in the "Change of Control" and "Consolidation, Merger, Sale, Conveyance, Transfer and Lease" sections of the Indenture with respect to the Senior Notes outstanding on the 123rd day after the irrevocable deposit by the Company with the trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the Senior Notes, of cash, U.S. Government Obligations or a combination thereof, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee, to pay the principal and interest on the Senior Notes then outstanding in accordance with the terms of the Indenture and the Senior Notes ("covenant defeasance").

         Such covenant defeasance may only be effected if (i) no Event of Default has occurred or is continuing (ii) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound, (iii) the Company has delivered to the trustee an officers' certificate and an opinion of counsel to the effect that the holders of the Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance by the Company and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred, (iv) the Company has delivered to the trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (v) the Company has delivered to the trustee an officers' certificate and an opinion of counsel stating that all conditions related to the covenant defeasance have been complied with.

        (e)  Evidence of Compliance

     Pursuant to the Indenture, The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an officers' certificate stating whether or not, to the best knowledge of the signers, the Company is in compliance (without regard to periods of grace or notice requirements) with all conditions and covenants under the Indenture, and if the Company shall not be in compliance, specifying such non-compliance and the nature and status thereof of which such signer may have knowledge. The Company shall file with the Trustee written notice of the occurrence of any default or Event of Default within ten days of its becoming aware of any such default or Event of Default.


9.  Other Obligors.

    Not applicable


Contents of Application for Qualification. This application for qualification comprises -

        (a)  Pages numbered 1 to 9, consecutively;
        (b)  The statement of eligibility and  qualification  of Wachovia
             Bank, N.A., as trustee, on Form T-1 under the indenture to be qualified; and
        (c) The following attached as exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

Exhibit T3A
     (i) Articles of Incorporation of the Registrant, as amended, effective as of February 4, 1988. (Incorporated herein by reference to the Company's Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-10783) filed March 21, 1997.);

    (ii) Amendment to the Articles of Incorporation, effective December 29, 1989 (Incorporated herein by reference to the Company's Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-10783) filed March 21, 1997.);

   (iii) Amendment to Articles of Incorporation, effective June 27, 1995 (Incorporated herein by reference to the Company's Current Report on Form 8-K (File No. 1-9819), dated June 26, 1995.);

    (iv) Amendment to Articles of Incorporation, effective October 23, 1995, (Incorporated herein by reference to the Company's Current Report on Form 8-K (File No. 1-9819), dated October 19, 1995.);

     (v) Amendment to the Articles of Incorporation, effective October 9, 1996, (Incorporated herein by reference to the Registrant's Current Report on Form 8-K, filed October 15, 1996.);

    (vi) Amendment to the Articles of Incorporation, effective October 10, 1996, (Incorporated herein by reference to the Registrant's Current Report on Form 8-K, filed October 15, 1996.);

   (vii) Amendment to the Articles of Incorporation, effective October 19, 1992. (Incorporated herein by reference to the Company's Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-10783) filed March 21, 1997.);

  (viii) Amendment to the Articles of Incorporation, effective August 17, 1992. (Incorporated herein by reference to the Company's Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-10783) filed March 21, 1997.);

   (ix) Amendment to Articles of Incorporation, effective April 25, 1997. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.);

    (x) Amendment to Articles of Incorporation, effective May 5, 1997. (Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.)

   (xi) Amendment to Articles of Incorporation, effective May 19, 1998 (filed herewith).

  (xii) Amendment to Articles of Incorporation, effective August 2, 1999 (filed herewith).

Exhibit T3B  Amended Bylaws of the Company  (Incorporated  by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1992, as amended.)

Exhibit T3C  Form of Indenture between the Company and Wachovia Bank, N.A., as
             Trustee (filed herewith).

Exhibit T3D  Not applicable.

Exhibit T3E

     (i) Offering Circular, dated January 8, 2002 (filed as an exhibit to the Company's Schedule TO, filed with the Securities and Exchange Commission on January 8, 2003 and incorporated by reference herein).

    (ii) Series A Preferred Stock Letter of Transmittal (filed as an exhibit to the Company's Schedule TO, filed with the Securities and Exchange Commission on January 8, 2003 and incorporated by reference herein).

   (iii) Series B Preferred Stock Letter of Transmittal (filed as an exhibit to the Company's Schedule TO, filed with the Securities and Exchange Commission on January 8, 2003 and incorporated by reference herein).

    (iv) Series C Preferred Stock Letter of Transmittal (filed as an exhibit to the Company's Schedule TO, filed with the Securities and Exchange Commission on January 8, 2003 and incorporated by reference herein).

     (v) Notice of Guaranteed Delivery (filed as an exhibit to the Company's Schedule TO, filed with the Securities and Exchange Commission on January 8, 2003 and incorporated by reference herein).

    (vi) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 8, 2003 (filed as an exhibit to the Company's Schedule TO, filed with the Securities and Exchange Commission on January 8, 2003 and incorporated by reference herein).

   (vii) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated January 8, 2003 (filed as an exhibit to the Company's Schedule TO, filed with the Securities and Exchange Commission on January 8, 2003 and incorporated by reference herein).


Exhibit T3F Cross Reference Sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act (included in Exhibit T3C hereof).

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, Dynex Capital, Inc., a corporation organized and existing under the laws of Virginia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Richmond and State of Virginia, on the 8th day of January, 2003.


(SEAL)                                    DYNEX CAPITAL, INC.




                                          By:  /s/Stephen J. Benedetti
                                               ---------------------------------
                                               Stephen J. Benedetti
                                               Executive Vice President and
                                               Chief Financial Officer and



Attest:  /s/Kathleen A. Fern
        ------------------------------------


By:      Kathleen A. Fern
    ----------------------------------------
         (Name)


         Assistant Secretary
    ----------------------------------------
         (Title)